Exhibit (b)(1)

Execution Version

TRUIST BANK

SUNTRUST ROBINSON HUMPHREY, INC.

3333 Peachtree Road Northeast

Atlanta, GA 30326

CONFIDENTIAL

July 12, 2020

Daylight Beta Corp.

c/o Madison Dearborn Partners LLC

70 West Madison Street, Suite 4600

Chicago, IL 60602

Attention: Michael J. Dolce, Managing Director, Head of Capital Markets

Project Dawn

Commitment Letter

Ladies and Gentlemen:

Daylight Beta Corp., a Delaware corporation (the “Initial Borrower” or “you”), has advised Truist Bank and SunTrust Robinson Humphrey, Inc. (“STRH” and, together with Truist Bank, “Truist”, and any Additional Agents (as defined below) appointed pursuant to Section 2 below, the “Commitment Parties”, “us” or “we”) that you intend to acquire, directly or indirectly, the “Parent” (as defined in Exhibit A hereto) and consummate the other transactions described in Exhibit A hereto. Capitalized terms used but not defined herein are used with the meanings assigned to them on the exhibits attached hereto (such exhibits, together with this letter, collectively, this “Commitment Letter”).

1.	Commitments

In connection with the Transactions, Truist Bank is pleased to advise you of its commitment to provide, and hereby agrees to provide, 100% of the Facilities upon the terms expressly set forth in this Commitment Letter (including, without limitation, in the form of Credit Agreement attached hereto as Exhibit B (the “Agreed Credit Agreement”)) and subject solely to the Exclusive Funding Conditions (as defined below). Truist Bank and any Additional Agent (or affiliate thereof) that assumes a portion of the commitment of Truist to the Facilities pursuant to Section 2 below are referred to herein collectively as the “Initial Lenders” and each an “Initial Lender”.

2.	Titles and Roles

You hereby appoint (i) STRH to act as lead arranger and bookrunner for the Facilities (as defined in Exhibit A) (in such capacity, together with any other lead arrangers or bookrunners appointed as contemplated below, the “Lead Arrangers” and each a “Lead Arranger”) and (ii) Truist Bank to act as sole administrative agent for the Facilities (in such capacity, the “Administrative Agent”).

It is further agreed that STRH will have “top left” placement on any materials or other documentation used in connection with the Facilities and shall hold the leading role and responsibility associated with such “top left” placement. You agree that no other agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that compensation expressly contemplated by this Commitment Letter and the Fee Letters referred to below or as otherwise agreed to by STRH and you) will be paid in order to obtain the commitment of the Lenders (as defined herein) to participate in the

Facilities unless you and we shall so agree; provided that, on or prior to the date which is fifteen (15) business days after the date you execute and deliver this Commitment Letter, you may appoint, with up to sixty percent (60%) in the aggregate of the economics and commitment amounts for the Facilities, additional agents, co-agents, lead arrangers, bookrunners, managers or arrangers (any such agent, co-agent, lead arranger, bookrunner, manager or arranger, an “Additional Agent”), it being understood that (a) such Additional Agents (or their affiliates) shall assume a proportion of the commitments with respect to the Facilities that is equal to the proportion of the economics allocated to such Additional Agents (or their affiliates), (b) no Additional Agent (nor any affiliate thereof) shall receive greater economics (measured as a percentage of its commitment) in respect of the Facilities than that received by Truist, (c) to the extent you appoint Additional Agents and/or confer additional titles in respect of the Facilities on the Additional Agents, the economics allocated to, and the commitment amounts of, Truist in respect of the Facilities will be proportionately reduced by the amount of the economics allocated to, and the commitment amount of, such Additional Agents (or their affiliates (other than Excluded Affiliates (as defined below))) and (d) the commitment amount of each such Additional Agent shall be allocated pro rata between the Revolving Credit Facility and the Term Loan Facility, in each case upon the execution and delivery by such Additional Agents and you of customary joinder documentation and, thereafter, each such Additional Agent shall constitute a “Commitment Party”, “Initial Lender” and/or “Lead Arranger”, as applicable, under this Commitment Letter and under the Joint Fee Letter (as defined below). The parties hereto agree that Excluded Affiliates of such Additional Agents shall be treated in the same manner as Excluded Affiliates of Truist hereunder.

3.	Syndication

The Lead Arrangers intend to syndicate the Facilities to a group of banks, financial institutions and other lenders, reasonably acceptable to you, such consent not to be unreasonably withheld or delayed (together with the Initial Lenders but excluding Disqualified Institutions, the “Lenders”); provided that, the Lead Arrangers will not syndicate, assign or participate to (a) those persons that are competitors of you or the Parent and your or their subsidiaries, including any affiliates of such entities, in each case, that are (including, for the avoidance of doubt, any such affiliates) separately identified by you or Sponsor to us in writing from time to time as such pursuant to this clause (a) or, in the case of affiliates of any such specified entities, those that are clearly identifiable on the basis of their name (other than bona fide debt funds) (other than those excluded pursuant to clauses (b) or (c) of this paragraph) (provided that, for the avoidance of doubt, any such identification shall not apply retroactively to any prior assignment to any Lender permitted hereunder at the time of such assignment), (b) those banks, financial institutions and other persons to the extent separately identified by you or the Sponsor to us in writing prior to the date hereof, in each case including any such entity’s affiliates that are identified as such pursuant to this clause (b) or are clearly identifiable as such on the basis of their name, or (c) Excluded Affiliates (such persons or entities in clause (a), (b) or (c), collectively, the “Disqualified Institutions”). Notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any assignment, syndication or participation by the Initial Lenders (except in the case of an assignment to an Additional Agent and for purposes of determining whether a Successful Syndication (as defined in the Agent Fee Letter) has occurred), (A) (i) the Initial Lenders shall not be released, relieved or novated from their respective obligations hereunder (including their respective obligations to fund the Facilities on the Closing Date (as defined in Exhibit A)) in connection with any syndication, assignment or participation of the Facilities, including their respective commitments in respect thereof, until the initial funding or effectiveness of the Facilities on the Closing Date, (ii) no assignment or novation shall become effective with respect to all or any portion of the Initial Lender’s commitments in respect of the Facilities until the initial funding or effectiveness of the Facilities on the Closing Date and (iii) the Initial Lenders shall retain exclusive control over all rights and obligations with respect to their respective commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the initial funding or effectiveness of the Facilities on the Closing Date has occurred.

The Lead Arrangers intend to commence syndication efforts with respect to the Facilities promptly following your execution and delivery of this Commitment Letter and, until the earlier to occur of (a) a Successful Syndication (as defined in the Agent Fee Letter) and (b) thirty (30) days after the Closing Date (such period, the “Syndication Period”), you agree to use commercially reasonable efforts to assist (and to use commercially reasonable efforts to cause the Parent to assist) the Lead Arrangers in completing a syndication reasonably satisfactory to the Lead Arrangers and you. Such assistance shall include using your commercially reasonable efforts to: (i) ensure that the syndication efforts benefit from your and the Sponsor’s existing banking relationships; (ii) direct contact (which shall be telephonically or through an e-platform) between your and the Sponsor’s senior management and the proposed Lenders (and using your commercially reasonable efforts to obtain such contact between the senior management of the Parent and the proposed Lenders) at times and by means to be mutually agreed; (iii) assist (and using your commercially reasonable efforts to cause the Sponsor and the senior management of the Parent to assist) in the preparation of a confidential information memoranda customary for transactions of this type (the “Confidential Information Memorandum”) and other customary and readily available marketing materials to be used in connection with the syndication of the Facilities, including the projections (“Projections”) and the financial statements required under Section 4.01(h) of the Agreed Credit Agreement (collectively with the Agreed Credit Agreement, the “Information Materials”); (iv) host with the Lead Arrangers, one meeting of prospective Lenders at a time and telephonically or through an e-platform to be mutually agreed (and to the extent we, in consultation with you, reasonably determine to be necessary, one or more conference calls with prospective Lenders in addition to such meeting) (and using your commercially reasonable efforts to cause the senior management of the Parent to be available for such meeting and, to the extent we, in consultation with you, reasonably determine to be necessary, such conference calls); and (v) ensure that, until the end of the Syndication Period, there shall be no other issues of competing debt securities or syndicated credit facilities of you, the Parent and your or its respective subsidiaries being offered, placed or arranged (other than the Facilities, indebtedness to be agreed to remain outstanding after the Closing Date, indebtedness expressly permitted under the Acquisition Agreement (as defined in Exhibit A), intercompany indebtedness, deferred purchase price obligations and indebtedness incurred in the ordinary course of business (including, without limitation, capital lease obligations, purchase money and equipment financings and borrowings of revolving loans and letters of credit under the Existing Credit Agreement (as defined in Exhibit A))), which would have a materially adverse impact on the primary syndication of the Facilities. For the avoidance of doubt, (1) you will not be required to provide any information (x) to the extent that the provision thereof would violate any attorney-client privilege, fiduciary duty, law, rule or regulation, or any obligation of confidentiality (not created in contemplation hereof) binding on you, the Parent or your or its respective affiliates (provided that in the case of any confidentiality obligation, you shall notify us if any such information that we have specifically identified and requested is being withheld as a result of any such obligation of confidentiality), or (y) would expose the Parent to an unreasonable risk of liability for disclosure of sensitive or personal information or otherwise that the Parent is not required to provide pursuant to the Acquisition Agreement, (2) your commercially reasonable efforts to cause the Parent or its management to do or assist with any of the provisions of this paragraph shall not include actions or assistance to the extent the same would be in contravention of the Acquisition Agreement and shall be subject to the limitations set forth in the Acquisition Agreement and otherwise limited to actions or assistance to the extent practical and appropriate, and (3) the only financial statements that shall be required to be provided to the Lead Arrangers in connection with the syndication of the Facilities shall be those required to be delivered pursuant to Section 4.01(h) of the Agreed Credit Agreement. Notwithstanding anything to the contrary contained in this Commitment Letter or any Fee Letter or any other letter agreement or undertaking concerning the financing of the Transactions to the contrary, neither the commencement nor the completion of the syndication of the Facilities nor the compliance with any of the other provisions set forth in any provision of this or any other paragraph of this Section 3 shall constitute a condition to the commitments hereunder or the funding or effectiveness of the Facilities on the Closing Date or at any time thereafter.

STRH, in its capacity as a Lead Arranger, will manage, in consultation with you (subject to your rights set forth in the preceding paragraphs of this Section 3 and your right to appoint Additional Agents in Section 2), all aspects of the syndication, including decisions as to the selection of institutions (other than Disqualified Institutions) to be approached and when they will be approached, when the Lenders’ commitments will be accepted, which Lenders (other than Disqualified Institutions) will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders.

You acknowledge that STRH on your behalf will make available an information package and presentation to the proposed syndicate of Lenders by posting the information package and presentation on IntraLinks or another similar electronic system. In connection with the syndication of the Facilities, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to prospective Lenders (each, a “Public Lender”) that have personnel that do not wish to receive material non-public information (within the meaning of the United States federal and state securities laws, “MNPI”) with respect to the Parent, its subsidiaries, the respective securities of any of the foregoing or the Acquisition (as defined in Exhibit A) and who may be engaged in investment and other market-related activities with respect to such entities’ securities. You agree, however, that: (a) the Agreed Credit Agreement will contain provisions concerning information to be provided to Public Lenders and the absence of MNPI therefrom; (b) Information Materials made available to prospective Public Lenders in accordance with this Commitment Letter shall not contain MNPI, whether or not any Information Materials are marked “PUBLIC”; and (c) Truist, on your behalf, may distribute the following documents to all prospective Lenders, (i) administrative materials for prospective Lenders, such as lender meeting invitations and funding and closing memoranda, (ii) notifications of changes to the Facilities’ terms, and (iii) other materials intended for prospective Lenders after the initial distribution of the Information Materials, including drafts and final versions of the Credit Documentation (as defined below). Upon request of STRH, prior to distribution of Information Materials to prospective Lenders, you or the Parent shall provide us with a customary letter authorizing the dissemination thereof.

4.	Information

You hereby represent and warrant (with respect to Information (as defined below) relating to the Parent and its subsidiaries and businesses, to your knowledge) that, (a) all written information, other than the Projections, forward looking statements and information of a general economic or industry-specific nature (including as disclosed in Parent reports publicly filed prior to the Closing Date, including any “Risk Factors” or “Forward Looking Statement” sections), concerning you, the Parent, your and its respective subsidiaries, the Acquisition and the other transactions contemplated hereby (the “Information”), that has been or will be made available to us by you or your representatives in connection with the transactions contemplated hereby, taken as a whole and as supplemented, does not contain (or, in the case of Information furnished after the date hereof, will not contain), as of the time it was (or hereafter is) furnished, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, as supplemented and updated as provided below, and (b) the Projections (and any other written projections that have been or will be made available to us by or on behalf of you in connection with the transactions contemplated hereby), have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Parties that (i) such Projections are not to be viewed as facts or a guarantee of performance and are subject to significant uncertainties and contingencies many of which are beyond your control and (ii) no assurance can be given that any particular financial Projections will be realized, and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if, at any time prior to the later of the Closing Date and the end of the Syndication Period, you become aware that any of the representations and warranties in the preceding sentence would be (with respect to Information relating to the Parent and its subsidiaries and businesses, to your knowledge) incorrect in any material respect if the Information or Projections were being furnished and such representations and warranties were being made at such time, then you will (and will use commercially reasonable efforts to cause the Parent to) promptly supplement the Information and the Projections so that (with respect to Information relating to the Parent and its subsidiaries and businesses, to your knowledge) such representations are correct, in all material respects, under those circumstances. The making and accuracy of the foregoing representations and warranties, whether or not cured, shall not be a condition to the obligations of the Commitment Parties. You understand that in arranging the Facilities we may use and rely on the Information and the Projections without independent verification thereof, and we do not assume responsibility for the accuracy or completeness of the Information or the Projections.

5.	Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid the nonrefundable compensation described in (a) that certain joint fee letter dated the date hereof and delivered herewith (the “Joint Fee Letter”) on the terms and subject to the conditions expressly set forth therein and (b) that certain Agent Fee Letter dated as of the date hereof and delivered herewith (the “Agent Fee Letter” and, together with the Joint Fee Letter, the “Fee Letters”) on the terms and subject to the conditions expressly set forth therein.

6.	Conditions

Each Initial Lender’s commitments hereunder are subject solely to the satisfaction (or waiver by the Initial Lenders) of the conditions precedent set forth in Section 4.01 of the Agreed Credit Agreement (the “Exclusive Funding Conditions”), and upon the satisfaction (or waiver by the Initial Lenders) of the Exclusive Funding Conditions, the initial funding or effectiveness of the Facilities shall occur.

Notwithstanding anything in this Commitment Letter, the Fee Letters, the Agreed Credit Agreement or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby to the contrary, the only conditions (express or implied) to the initial funding or availability of the Facilities on the Closing Date are the Exclusive Funding Conditions. The Lead Arrangers will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Facilities in a manner consistent with the Acquisition Agreement on the Closing Date.

7.	Indemnification and Expenses

You agree (a) to indemnify and hold harmless the Commitment Parties, their controlled affiliates (other than Excluded Affiliates) and controlling persons and the respective directors, officers, employees, members, partners, advisors, agents and other representatives of each of the foregoing and their respective successors (excluding any Excluded Affiliate, each, an “indemnified person”) from and against any and all actual losses, claims, damages, liabilities and expenses, joint or several, to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Fee Letters, the Transactions or the use of proceeds of the Facilities or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, the Parent, your or its equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person within thirty (30) days of written demand (together with reasonable backup documentation) for any reasonable out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing (but limited, in the case of legal fees and expenses, to one counsel to such indemnified persons taken as a whole and, if reasonably necessary, one special counsel, one local counsel in any relevant material jurisdiction and, in the case of an actual conflict of interest, one additional counsel to the affected indemnified persons taken as a whole, in each case excluding allocated costs of in-house counsel); provided that, the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from (i) the willful misconduct, bad faith, fraud or gross negligence of such indemnified person (or its controlled affiliates and controlling persons and their respective directors, officers, employees, partners, advisors, agents and other representatives (other than Excluded Affiliates)), (ii) the material breach of the Commitment Letter or any Fee Letter by any indemnified person (or its controlled affiliates and controlling persons and their respective directors, officers, employees, partners, advisors, agents and other representatives (other than Excluded Affiliates)) (in the case of each of preceding clause (i) and this clause (ii), as determined by a court of competent jurisdiction in a final non-appealable judgment), and (iii) any disputes solely among indemnified persons (other than (x) any claims against the Commitment Parties in their capacity as the Administrative Agent, a Lead Arranger or any similar role under the Facilities unless such claim would otherwise be excluded pursuant to clause (i) above and (y) claims arising out of any act or omission of you or the Parent or any of your or its respective subsidiaries) and (iv) in our capacity (if any) as financial advisor to the Parent or lender, agent, arranger or similar role under the Existing Credit Agreement, and (b) if the Closing Date occurs, to reimburse the Commitment Parties and their affiliates (other than any Excluded Affiliate) for all reasonable and documented out-of-pocket expenses (including, but not limited to, due diligence expenses, syndication expenses, travel expenses, and (limited to) reasonable fees, charges and disbursements of one primary counsel to the Commitment Parties in their capacity as such (which, for the avoidance of doubt, shall not include any fees, charges or disbursements of counsel while acting for any Sale Advisory Person (as defined below) or lender, agent, arranger or similar role under the Existing Credit Agreement) and, if reasonably necessary, one local counsel in any relevant material jurisdiction incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Fee Letters, and the Credit Documentation) or the administration, amendment, modification or waiver of any of the foregoing) within thirty (30) days of written demand (including documentation reasonably supporting such request) (other than with respect to such fees and expenses accrued prior to the Closing Date, which, for the avoidance of doubt, shall be paid on the Closing Date so long as written demand including documentation reasonably supporting such request is provided at least three (3) business days prior to the Closing Date); provided that, such fees and expenses (i) in the case of legal counsel, shall be limited to the reasonable fees and expenses of counsel described in this clause (b) which, in any event, shall exclude allocated costs of in-house counsel and (ii) in the case of any other advisors and consultants, shall be limited to advisors and consultants approved by you. No person a party hereto nor any indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems, including, without limitation, SyndTrak, IntraLinks, the internet, email or similar electronic transmission systems, in each case, except to the extent any such damages are found in a final non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith, fraud or willful misconduct of, or material breach of this Commitment Letter, or any Fee Letter by, such person (or its controlled affiliates and controlling persons and their respective directors, officers, employees, partners, advisors, agents and other representatives (other than Excluded Affiliates)). None of the indemnified persons or you, the Sponsor, the Parent or any of your or their respective affiliates or their respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letters, the Facilities or the transactions contemplated hereby; provided that, nothing contained in this sentence shall limit your indemnification and reimbursement obligations to the extent expressly set forth herein. Each indemnified person (by accepting the benefits hereof) agrees to refund and return any and all amounts paid by you to such indemnified person pursuant to the terms of this paragraph to the extent such indemnified person is not entitled to the payment thereof pursuant to the terms of this paragraph.

You shall not be liable for any settlement of any Proceeding (or expenses solely in respect of such settlement) effected without your consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if settled with your written consent, or if there is a final judgment in any such Proceeding, you agree to indemnify and hold harmless each indemnified person to the extent and in the manner set forth above. You shall not, without the prior written consent of the affected indemnified person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened Proceeding against such indemnified person in respect of which indemnity could have been sought hereunder by such indemnified person unless (a) such settlement includes an unconditional release of such indemnified person in form and substance reasonably satisfactory to such indemnified person from all liability or claims that are the subject matter of such Proceeding, (b) includes confidentiality provisions reasonably satisfactory to such indemnified person and (c) such settlement does not include any statement as to any admission of fault, culpability or failure to act by or on behalf of any indemnified person.

In case any Proceeding is instituted involving any indemnified person for which indemnification is to be sought hereunder by such indemnified person, then such indemnified person will promptly notify you of the commencement of any Proceeding after such indemnified person has actual knowledge of the same; provided, however, that the failure so to notify you will not relieve you from any liability that you may have to such indemnified person pursuant to this Section 7.

Notwithstanding anything to the contrary contained herein, upon the occurrence of the Closing Date, (a) the relevant provisions of the Credit Documentation shall supersede the provisions of the preceding paragraphs and (b) your obligation pursuant to this Commitment Letter to reimburse an indemnified person (or its related indemnified persons) for losses, claims, damages, liabilities, expenses, fees or any such indemnified obligations or any other expense reimbursement shall automatically terminate and be replaced in all respects by the relevant provisions set forth in the Credit Documentation.

8.	Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that the Commitment Parties (or their affiliates) are full service securities firms and we may from time to time (a) effect transactions, for our own or our affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of you, the Parent or its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter or with which you, the Sponsor or the Parent or its subsidiaries may have commercial or other relationships or adverse interests or (b) provide debt financing, equity capital, investment banking, financial advisory services, securities trading, hedging, financing and brokerage activities and financial planning and benefits counseling to other companies in respect of which you may have conflicting interests. In addition, consistent with each Commitment Party’s policy to hold in confidence the affairs of its customers, the Commitment Parties will not furnish information obtained from you, the Sponsor, the Parent or your or their respective affiliates and representatives to any of their other clients (or to clients of its affiliates) or in connection with the performance by the Commitment Parties and their affiliates of services for its other clients (or for clients of their affiliates). You also acknowledge that the Commitment Parties and their affiliates have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or other persons.

You further acknowledge and agree that (a) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (b) you have been advised that the Commitment Parties and their affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that the Commitment Parties have no obligation to disclose such interests and transactions to you or your affiliates, (c) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate and you are not relying on any Commitment Party for such advice, and (d) none of the Commitment Parties nor their affiliates have any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by such Commitment Party and you.

Please note that neither the Commitment Parties nor any of their respective affiliates provide tax, accounting or legal advice.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether we or our affiliates have advised or are advising you on other matters, (b) we, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on our part, (c) in connection therewith and with the process leading to the Transactions, the Commitment Parties and their respective affiliates (as the case may be) are acting solely as a principal and not as agents or fiduciaries of you, the Sponsor and their management, stockholders, creditors, affiliates or any other person, (d) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (e) you have consulted legal and financial advisors to the extent you deemed appropriate, (f) you have been advised that we and our affiliates are engaged in a broad range of transactions that may involve interests that differ from your interests and that we and our affiliates have no obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship and (g) you will not claim that any Commitment Party (in its capacity as such) or its applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to you or your affiliates, in connection with the transactions contemplated by this Commitment Letter or the process leading thereto.

You acknowledge that certain of the Commitment Parties may be parties to the Existing Credit Agreement. The Parent and its affiliates’ rights and obligations under any agreement with any of the Commitment Parties (including the Existing Credit Agreement) that currently or hereafter may exist are, and shall be, separate and distinct from the rights and obligations of the parties hereto pursuant to this letter agreement. You hereby agree that the Commitment Parties may render their services under this Commitment Letter notwithstanding any actual or potential conflict of interest presented by the foregoing, and you hereby waive any conflict of interest claims relating to the relationship between the Commitment Parties and you and your affiliates in connection with the engagement contemplated hereby, on the one hand, and the exercise by the Commitment Parties or any of their affiliates of any of their rights and duties under any credit or other agreement (including the Existing Credit Agreement), on the other hand.

9.	Confidentiality

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor any Fee Letter nor any of their terms shall be disclosed to any other person, except (a) the Sponsor and your and their respective officers, directors, employees, affiliates, members, partners, stockholders, actual and potential co-investors, attorneys, accountants, agents and advisors on a confidential basis, (b) the Parent and its officers, directors, employees, affiliates, members, partners, stockholders, attorneys, accountants, agents and advisors on a confidential basis (provided that, any disclosure of the Fee Letters or its terms or substance under this clause (b) prior to the Closing Date (i) shall be redacted in a customary manner in respect of (x) the amounts, percentages and basis points of compensation set forth therein and (y) the Flex Provisions (as defined in the Agent Fee Letter) set forth therein relating to the pricing and other economic terms of the Facilities (and, after the Closing Date, may be disclosed in an unredacted version to the Parent and its respective officers, directors, employees, attorneys, accountants, agents and advisors), unless in either case the Commitment Parties otherwise consent in writing (including via e-mail) (such consent not to be unreasonably withheld, delayed or conditioned), (ii) may be used for customary accounting purposes, including accounting for deferred accounting costs, or (iii) may be used as part of projections, pro forma information and a generic disclosure of aggregate sources and uses), in each case, on a confidential basis, (c) in any legal, regulatory, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or the order of any court or administrative agency or as requested by a governmental authority (including a self-regulatory authority) (in which case you agree, to the extent practicable and permitted by law, rule or regulation, to inform us promptly thereof in advance), (d) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and any Fee Letter, (e) the Agreed Credit Agreement (but not the Fee Letters or the contents thereof other than the existence thereof and the contents thereof as part of projections, pro forma information and a generic disclosure of aggregate sources and uses) may be disclosed to actual and prospective Lenders in connection with the Transactions or in any public regulatory filing or any securities exchange requirement relating to the Transactions, (f) to the extent any such information becomes publicly available other than by reason of disclosure by you, your subsidiaries or your controlled affiliates in violation of this Commitment Letter, (g) the existence and contents of the Commitment Letter and the Agreed Credit Agreement may be disclosed in any tender offer, proxy, public filing, prospectus, offering memorandum, offering circulation, syndication materials, or other materials in connection with the Transactions, (h) with the Commitment Parties’ consent in writing (including via e-mail) and (i) after your acceptance hereof, this Commitment Letter and the Joint Fee Letter, including the existence and contents hereof and thereof, may be shared with any prospective Additional Agents on a confidential basis. The foregoing restrictions shall cease to apply after the occurrence of the Closing Date (other than with respect to any economics (including the Flex Provisions (as defined in the Agent Fee Letter) referenced in the Agent Fee Letter)).

The Commitment Parties shall treat confidentially all information received by them from you, the Parent, the Sponsor or your or their respective affiliates and representatives in connection with the Acquisition and the other Transactions and only use such information for the purposes of providing the services contemplated by this Commitment Letter; provided, however, that nothing herein shall prevent the Commitment Parties and their affiliates from disclosing any such information (a) [reserved], (b) to any actual or prospective Lenders, participants or derivative counterparties (other than Disqualified Institutions and persons to whom you have affirmatively denied to provide your consent to the assignment or syndication thereto), (c) in any legal, regulatory, judicial, or administrative proceeding or other compulsory process or otherwise as required by applicable law, rule or regulations or the order of any court or administrative agency or as requested by a governmental authority (in which case such Commitment Party shall promptly notify you, in advance, to the extent practicable and permitted by law, rule or regulation (except with respect to any audit or examination conducted by bank accountants or regulatory authority exercising examination or regulatory authority)), (d) upon the request or demand of any governmental or regulatory authority (including any self-regulating authority) having jurisdiction over such Commitment Party or any of its affiliates or upon the good faith determination by counsel that such information should be disclosed in light of ongoing oversight or review of such Commitment Party by any governmental or regulatory authority having jurisdiction over such Commitment Party or its affiliates (in which case such Commitment Party shall, except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority, promptly notify you, in advance, to the extent practicable and lawfully permitted to do so), (e) to the officers, directors, members, partners, employees, legal counsel, independent auditors, professionals and other experts or agents of the Commitment Parties (collectively, “Representatives”) (provided that, any such Representative is advised of its obligation to retain such information as confidential and is directed to keep information of this type confidential), (f) to any of its affiliates (other than an Excluded Affiliate) and Representatives of its affiliates (other than an Excluded Affiliate) (provided that, any such affiliate or Representative is advised of its obligation to retain such information as confidential, and the Commitment Parties shall be responsible for the compliance of their affiliates and Representatives of their affiliates with this paragraph) solely in connection with the Facilities and the related Transactions, (g) to the extent any such information becomes publicly available other than by reason of disclosure by the Commitment Parties, their affiliates or Representatives in breach of this Commitment Letter or other obligation of confidentiality owed to you, the Sponsor, the Parent or your or their respective affiliates, (h) for purposes of establishing a “due diligence” defense, (i) to the extent that such information is received by such Commitment Party, its affiliates (other than an Excluded Affiliate) or their respective Representatives from a third party that is not known (after due inquiry) by such Commitment Party to be subject to confidentiality obligations to you, the Sponsor, the Parent or your or their respective affiliates, (j) to the extent that such information is independently developed by such Commitment Party, its affiliates (other than an Excluded Affiliate), or their respective Representatives without the use of such information, and (k) to enforce their respective rights hereunder or under the Fee Letters; provided that, the disclosure of any such information to any actual or prospective Lenders, participants or derivative counterparties referred to above shall be made subject to the acknowledgment and acceptance by such actual or prospective Lender, participant or derivative counterparty that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and the Commitment Parties, including, without limitation, as agreed in any Information Materials or other marketing materials) in accordance with the standard syndication processes of such Commitment Party or customary market standards for dissemination of such type of information, in the event of any electronic access through IntraLinks, another website or similar electronic system or platform, which shall in any event require “click through” or other affirmative action on the part of the recipient to access such information and acknowledge its confidentiality obligations in respect thereof, in each case on terms reasonably acceptable to you; provided, however, that, no such disclosure shall be made by the Commitment Parties to (i) any of their affiliates and any of their employees that is engaged as principals primarily in private equity, mezzanine financing or venture capital or any of such affiliate’s officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents (a “Private Equity Affiliate”), (ii) any of their affiliates and any of their employees that are engaged directly or indirectly in a sale of the Parent and its subsidiaries as buy-side or sell-side representative or any such affiliate’s officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents (a “Sale Advisory Person” and, together with the Private Equity Affiliates, in each case, other than a limited number of senior employees who are required, in accordance with industry regulations or the applicable Commitment Party’s internal policies and procedures to act in a supervisory capacity and the applicable Commitment Party’s internal legal, compliance, risk management, credit or investment committee members, the “Excluded Affiliates”) or (iii) any Disqualified Institution. The Commitment Parties’ obligations under this paragraph shall remain in effect until the earlier of (x) two years from the date hereof and (y) the Closing Date, at which time our obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the Credit Documentation upon the execution and delivery thereof.

10.	Miscellaneous

This Commitment Letter shall not be assignable by any party hereto (except (i) in connection with the appointment of Additional Agents in accordance with Section 2 above or (ii) by you to the ultimate Borrower or one or more of your affiliates that is a newly formed wholly-owned domestic “shell” company controlled, directly or indirectly, by the Sponsor to effect the consummation of the Acquisition) without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein. Each Initial Lender shall be liable solely in respect of its own commitment to the Facilities on a several, and not joint, basis with any other Initial Lender. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letters are the only agreements that have been entered into among us and you with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction; provided, however, that the laws of the state which govern the Acquisition Agreement (as defined in Exhibit A) shall govern in determining (a) the interpretation of a “Company Material Adverse Effect” (as defined in the Acquisition Agreement) and whether a “Company Material Adverse Effect” has occurred, (b) the accuracy of any Specified Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate have the right or would have the right (without regard to any notice requirement but taking into account any applicable cure provisions) to terminate your obligations (or to refuse to consummate the Acquisition) under the Acquisition Agreement and (c) whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement (in each case, without regard to the principles of conflicts of laws thereof, to the extent that the same are not mandatorily applicable by statute and would require or permit the application of the law of another jurisdiction). Each of the parties hereto agrees that (i) this Commitment Letter is a binding and enforceable agreement with respect to the subject matter herein, including an agreement to negotiate in good faith the Credit Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the funding or effectiveness of the Facilities is subject only to the Exclusive Funding Conditions, including the execution and delivery of the Credit Documentation as provided in this Commitment Letter and (ii) each Fee Letter is a binding and enforceable agreement with respect to the subject matter contained therein. Reasonably promptly following the execution of this Commitment Letter, the parties hereto shall proceed with the negotiation in good faith of the Credit Documentation for the purpose of executing and delivering the Credit Documentation substantially simultaneously with the consummation of the Acquisition; provided that the parties hereto acknowledge and agree that the Agreed Credit Agreement is in agreed form. Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

Each of the parties hereto irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in the City of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court from any thereof, over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letters or the performance of services hereunder or thereunder or for recognition or enforcement of any judgment and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state or, to the extent permitted by law, in such federal court; provided, however, that the Commitment Parties shall be entitled to assert jurisdiction over you and your property in any court in which jurisdiction may be held over you or your property, and (b) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to any of the parties hereto at the applicable addresses above shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive, to the fullest extent you and we may legally and effectively do so, any objection to the laying of venue of any such suit, action or proceeding brought in any court in accordance with clause (a) of the first sentence of this paragraph and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. YOU AND WE HEREBY IRREVOCABLY WAIVE (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE TRANSACTIONS, THIS COMMITMENT LETTER OR THE FEE LETTERS OR THE PERFORMANCE OF SERVICES OR OBLIGATIONS HEREUNDER OR THEREUNDER.

The Commitment Parties hereby notify you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (as amended, the “PATRIOT Act”) and 31 C.F.R. Section 1010.230 (the “Beneficial Ownership Regulation”), they are required to (a) obtain, verify and record information that identifies each Loan Party, which information includes names, addresses, tax identification numbers and other information that will allow the Commitment Parties or such Lender to identify the Loan Parties in accordance with the PATRIOT Act and (b) obtain a certification regarding beneficial ownership from the Borrower and each Guarantor on the Closing Date. This notice is given in accordance with the requirements of the PATRIOT Act and the Beneficial Ownership Regulation and is effective for the Commitment Parties and each Lender.

The indemnification, jurisdiction, waiver of jury trial, service of process, venue, governing law, sharing of information, no agency or fiduciary duty and confidentiality provisions contained herein and in the Fee Letters shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that, your obligations under this Commitment Letter (but not the Fee Letters) (and other than in respect of your agreements in respect of no fiduciary or similar duties and your obligations in respect confidentiality (which shall terminate in accordance with Section 9) and syndication assistance) shall automatically terminate and be superseded by the provisions of the Credit Documentation upon the execution of the Credit Documentation, and you shall automatically be released from all liability in connection therewith at such time. You may terminate the Commitment Parties’ commitments (or a portion thereof) hereunder at any time subject to the provisions of the preceding sentence.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letters by returning to us executed counterparts of this Commitment Letter and of each Fee Letter not later than 11:59 p.m., New York City time, on July 13, 2020. This offer will automatically expire at such time if we have not received such executed counterparts in accordance with the preceding sentence, unless we shall, in our sole discretion, agree to an extension. Unless we shall, in our sole discretion, agree to an extension, this Commitment Letter and the commitments hereunder shall automatically terminate in the event that (a) the initial borrowing thereunder does not occur on or before 11:59 p.m., New York City time, on the date that is five business days after the Termination Date (as defined in the Acquisition Agreement as in effect on the date hereof), (b) the Acquisition closes with or without the use of the Facilities, (c) after execution of the Acquisition Agreement and prior to the consummation of the Acquisition, the Acquisition Agreement is validly terminated by you (or your affiliates) or with your (or your affiliates’) written consent (other than with respect to provisions therein that expressly survive termination) or (d) on the Closing Date; provided that, the termination of any commitment pursuant to this sentence does not prejudice your rights and remedies in respect of any breach of this Commitment Letter.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,
TRUIST BANK

By:	/s/ Timothy M. O’Leary
Name:	Timothy M. O’Leary
Title:	Managing Director

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ Timothy M. O’Leary
Name:	Timothy M. O’Leary
Title:	Managing Director

PROJECT DAWN

COMMITMENT LETTER

Accepted and agreed to as of the date first above written:

DAYLIGHT BETA CORP., a Delaware corporation

By:	/s/ Vahe Dombalagian
Name:	Vahe Dombalagian
Title:	Managing Director and President

PROJECT DAWN

COMMITMENT LETTER

EXHIBIT A

Project Dawn

Transaction Summary

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the letter to which this Exhibit A is attached or in Exhibit B thereto.

Daylight Beta Parent Corp. (“Holdings”), a newly created entity formed at the direction of the Sponsor (as defined below), intends to acquire (the “Acquisition”), directly or indirectly, all of the outstanding equity interests of Benefytt Technologies, Inc., a Delaware corporation (the “Parent”), and the subsidiaries of the Parent, pursuant to the Acquisition Agreement defined below. In connection therewith, it is intended that:

(a) Pursuant to the Agreement and Plan of Merger (together with the exhibits and disclosure schedules thereto, as amended, modified, supplemented or waived, the “Acquisition Agreement”), dated as of the date hereof, by and among Holdings, the Company and the Initial Borrower, the Initial Borrower will commence a cash tender offer (the “Offer”) to acquire the outstanding shares of Class A Common Stock and Class B Common Stock of the Parent, and, following the consummation of the Offer, on the Closing Date, the Initial Borrower shall be merged with and into the Parent (such merger, the “Merger”), with the Parent surviving the Merger as the surviving corporation, becoming a wholly-owned subsidiary of Holdings, assuming the obligations of the Initial Borrower under the Facilities and assigning such obligations to its direct subsidiary, Health Plan Intermediaries Holdings, LLC, a Delaware limited liability company (the “Company”).

(b) Substantially concurrently with or immediately prior to the closing of the Acquisition, that certain Credit Agreement, dated as of June 5, 2019, by and among, inter alios, the Parent, the Company and Bank of America, N.A., as Administrative Agent (as amended, restated, supplemented or otherwise modified from time to time prior to the closing of the Acquisition, the “Existing Credit Agreement”) will be either (at the option of Truist, with the consent of the Initial Borrower) (i) repaid in full using proceeds from the Facilities, with all commitments thereunder terminated and any security interests or guaranties in connection therewith terminated or released (other than letters of credit which have been backstopped, cash collateralized or “grandfathered” into the Revolving Credit Facility) or (ii) amended and restated in the form of the Agreed Credit Agreement (collectively, the “Loan Payoff”).

(c) The Initial Borrower will obtain senior secured loans in an aggregate principal amount of $207.5 million, comprised of (i) $142.5 million in a senior secured term loan facility, as described in the Agreed Credit Agreement (the “Term Loan Facility”) and (ii) $65 million in a senior secured revolving credit facility, as described in the Agreed Credit Agreement (the “Revolving Credit Facility” and, collectively with the Term Loan Facility, the “Facilities”). The amount of the Term Loan Facility will be reduced by the aggregate amount of scheduled amortization payments and any prepayments of the term loan under the Existing Credit Agreement during the period from the date hereof to the Closing Date.

(d) To the extent necessary to consummate the Transactions, equity contributions will be made (i) in cash directly or indirectly to the Initial Borrower by Madison Dearborn Partners, LLC (“MDP”) and its controlled affiliates and associated funds (together with MDP, collectively, the “Sponsor”) and certain other investors designated by the Sponsor (together with the Sponsor, collectively, the “Investors”) or (ii) through roll over, direct or indirect issuance to or acquisition by any existing shareholders, board members and/or management of the Parent (the “Equity Contribution”); provided, that the Sponsor shall directly or indirectly own at least 50.1% of the voting equity interests of the Parent immediately following the consummation of the Transactions.

A-1

The proceeds of the Equity Contribution will be applied to fund the Acquisition, to pay the fees, premiums, expenses and other transaction costs incurred in connection with the Transactions (as defined below) and to repay in full the outstanding revolving loans under the Existing Credit Agreement. The proceeds of the Term Loan Facility will be used to repay in full the outstanding term loans under the Existing Credit Agreement (or, if the Existing Credit Agreement is amended and restated as set forth in clause (b) above, the outstanding term loans under the Existing Credit Agreement will be amended and restated on the terms set forth herein for the Term Loan Facility and shall constitute the Term Loan Facility herein).

The transactions described above are collectively referred to herein as the “Transactions”. For purposes of the Commitment Letter and each Fee Letter, “Closing Date” shall mean the date on which the following occur: (i) the satisfaction (or waiver by the Initial Lenders) of the Exclusive Funding Conditions, (ii) the execution of the definitive documentation for the Facilities, (iii) the funding of the Term Loan Facility, (iv) the Loan Payoff, (v) the consummation of the Acquisition (including the Offer) and (vi) the consummation of the Merger.

A-2

EXHIBIT B

FORM OF CREDIT AGREEMENT

[Attached.]

EXHIBIT C

FORM OF SOLVENCY CERTIFICATE

[        ], 2020

This Solvency Certificate is being executed and delivered pursuant to Section [        ] of that certain [        ]1 (the “Credit Agreement”); the terms defined therein being used herein as therein defined.

I, [        ], the [chief financial officer/equivalent officer] of Parent, solely in such capacity and not in an individual capacity, hereby certify that I am the [chief financial officer/equivalent officer] of Parent and that I am generally familiar with the businesses and assets of Parent and its Subsidiaries (taken as a whole), I have made such other investigations and inquiries as I have deemed appropriate and I am duly authorized to execute this Solvency Certificate on behalf of Parent pursuant to the Credit Agreement.

I further certify, solely in my capacity as [chief financial officer/equivalent officer] of Parent, and not in my individual capacity, as of the date hereof and after giving effect to the Transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Credit Agreement and the Transactions on the date hereof, that, (a) the sum of the debt (including contingent liabilities) of Parent and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value (on a going concern basis) of the assets of Parent and its Subsidiaries, taken as a whole; (b) the capital of Parent and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of Parent and its Subsidiaries, taken as a whole, contemplated as of the date hereof; and (c) Parent and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

[Remainder of page intentionally left blank]

[1]	Describe Credit Agreement.

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

By:
Name: [ ]
Title: [ ]